Exhibit 99.1

KNOREX Receives NYSE American Notice Regarding Continued Listing Standards

ALLEN, Texas and SINGAPORE – August 26, 2026 – KNOREX Ltd. (NYSE American: KNRX) (“KNOREX” or the “Company”), a leading provider of AI-driven cross-channel advertising technology solutions, today announced that it received a notice (the “Notice”) on August 21, 2026, from the NYSE American LLC (“NYSE American”) stating that the Company is not in compliance with the continued listing standards set forth in Sections 1003(a)(i) and (ii) of the NYSE American Company Guide (the “Company Guide”).

The Notice indicated that the Company is not in compliance with Sections 1003(a)(i) and (ii) of the Company Guide, which require stockholders’ equity of at least $2.0 million if an issuer has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years, and stockholders’ equity of at least $4.0 million if an issuer has reported such losses in three of its four most recent fiscal years. As of December 31, 2025, the Company reported a stockholders’ deficit of $6.5 million and had reported net losses in each of its four most recent fiscal years.

In accordance with the Company Guide, the Company intends to submit a plan by September 20, 2026, outlining the actions it has taken or intends to take to regain compliance with the continued listing standards by February 21, 2028.

The Notice has no immediate impact on the listing of the Company’s common shares, which will continue to be listed and traded on the NYSE American, subject to the Company’s compliance with other applicable listing requirements.

About KNOREX Ltd.

Founded in 2009, KNOREX Ltd. (NYSE American: KNRX) is a B2B technology company that provides AI-driven cross-channel programmatic advertising products and solutions to help businesses to simplify digital advertising and accelerate growth. The Company’s flagship platform, KNOREX XPOsm, is an AI-powered, cloud-based programmatic advertising technology platform that enables marketers to efficiently plan, execute, and optimize cross-channel ad campaigns across a diverse range of digital media, including social media, search, CTV/OTT, video, audio, display, native, and digital-out-of-home (DOOH) advertising.

By leveraging advanced AI/ML-driven automation, KNOREX XPO allows advertisers to streamline workflows, enhance campaign performance, reduce wasted ad spend, and scale their marketing efforts with greater efficiency and transparency. The platform is designed to address the growing complexity in digital advertising by centralizing campaign execution, management, and analytics into a unified, data-driven workflow.

KNOREX serves global enterprises, agencies, and brands across multiple industries, helping them navigate the rapidly evolving digital advertising landscape with automated, scalable, and data-driven solutions. The Company maintains operations across the United States, Vietnam, India, Malaysia, and Singapore.

For additional information, please visit www.knorex.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, the Company’s expectations regarding the completion, timing and size of the proposed Offering and statements regarding the use of proceeds from the sale of the Company’s shares in the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim,” and “anticipate,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact:

Crescendo Communications, LLC

212-671-1020

KNRX@crescendo-ir.com